ADVANCED LIFE SCIENCES HOLDINGS, INC.

1440 Davey Road

Woodridge, Illinois  60517

August 18, 2008

BY FEDERAL EXPRESS

Mark Brunhofer

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Life Sciences Holdings, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 0-51436

Dear Mr. Brunhofer:

Reference is made to the Staff’s letter to the Company dated July 25, 2008 and the response letter delivered on behalf of the Company dated August 1, 2008.  As requested by the Staff, the Company hereby acknowledges that:

•                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John L. Flavin

John L. Flavin
President and Chief Financial Officer
Advanced Life Sciences Holdings, Inc.